UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Inventergy Global, Inc.

File No. 000-26399 -- CF# 31339

Inventergy Global, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on July 11, 2014.

Based on representations by Inventergy Global, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through July 11, 2024
Exhibit 10.4	through July 11, 2024
Exhibit 10.5	through July 11, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary